

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

Joseph R. Shaposhnik
Chief Executive Officer
TCW Special Purpose Acquisition Corp.
865 S. Figueroa St., Suite 1800
Los Angeles, CA 90017

> **Re: TCW Special Purpose Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 12, 2021**
> **File No. 333-252775**

Dear Mr. Shaposhnik:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors
We may engage one or more of our underwriters or one of their respective affiliates to provide additional services, page 42

1.   Please expand your disclosure to discuss the right of first refusal you have agreed to provide the underwriters for investment banking services in connection with certain future transactions. In this regard, we note your disclosure on page 138.

Exhibits

2.   We note your disclose on page 62 that the exclusive forum provision in your warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States

of America are the sole and exclusive forum. Please revise the exclusive forum provision in Section 9.3 of your Form of Warrant Agreement filed as Exhibit 4.4. to state this clearly.

 You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Michael Mies